UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

April 6, 2023

_____

In the Matter of

Make a Difference Ventures II Limited Partnership
414 Church Street, Suite 308
Sandpoint, Idaho 83864

ORDER DECLARING OFFERING STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 024-11696

_____

      Make a Difference Ventures II Limited Partnership filed with the Commission an offering statement to qualify an offering of securities under Section 3(b) of the Securities Act of 1933. The offering statement has been on file for more than nine months and has not yet been qualified.

      In view of the foregoing, it is ORDERED that the offering statement be declared abandoned on April 6, 2023.

      For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Brad Skinner
Office Chief